Mail Stop 4561

August 7, 2009

Mr. Alfred R. Kahn
Chief Executive Officer
4Kids Entertainment, Inc.
1414 Avenue of the Americas
New York, New York 10019

> **Re:**   **4Kids Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 001-16117**

Dear Mr. Kahn:

We have reviewed your response letter dated July 27, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 9 - Related Party, page 17

1.   Please revise the proposed disclosure in your July 27, 2009 response to comply with our June 5, 2009 letter, comment 3, with respect to the Microsoft Arrangement and any other collaborative arrangements reported on in filings with the Commission (e.g., the Chaotic agreement) to identify:

- The deliverables in the arrangements;

- The unit(s) of account and how they were determined; and

- The accounting for each unit of account, including the classification, and timing, of recognition of consideration received and costs incurred.

Also, please revise your proposed disclosure under the Microsoft Arrangement to include your March 30, 2009 assertion that the arrangement's counterparty is responsible for funding 50% of production costs plus "a marginal profit."

Finally, please ensure that your disclosures include a discussion of the fact that the broadcast revenue is reported net of the participation payment to the counterparty. Separately, provide us with an accounting analysis that supports this presentation. As part of your analysis, explain to us why this net presentation is appropriate considering the gross presentation of the production revenue.

2. We do not believe that your proposed application of EITF 07-1 [ASC Topic 808] for the payments between you and the counterparty to the arrangement is consistent with the requirements of that standard. Your July 27, 2009 response appears to indicate that the production services that you provide under the arrangement to the counterparty are part of your major ongoing or central operations, notwithstanding that 50% of these costs (plus "a marginal profit" – see your March 30, 2009 letter) will be funded by the arrangement's counterparty. That is, your response appears to indicate that the production services 4Kids provides to the counterparty are a deliverable under the arrangement. In these circumstances, and as we indicated in our July 27, 2009 letter, we believe the accounting specified in SOP 00-2 [ASC Topic 926] applies to both the revenues generated and costs incurred to produce and distribute the film. See EITF 07-1, paragraphs 18 and 19 [ASC 808-10-45-3 and 4]. Please comply with our July 27, 2009 letter, comment 2.

3. We are unable to identify disclosure responsive to our prior comment 4.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact me at 202-551-3226 if you have any questions regarding the above comments.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant